EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements of

BRIGUS GOLD CORP.

At and for the three months ended March 31, 2011 and 2010

(unaudited)

BRIGUS GOLD CORP.
Table of Contents
March 31, 2011

Page

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)	2

Condensed Consolidated Interim Statements of Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5-44

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

	March 31,	December 31,	January 1,
	2011	2010	2010
	(In thousands of US Dollars)
ASSETS
Current assets
Cash	$29,081	$6,425	$-
Restricted cash (Note 7)	9,607	16,379	6,731
Accounts receivable and other	2,070	3,379	1,690
Prepaids	510	828	394
Derivative instruments	-	-	1,961
Inventories (Note 8)	5,374	9,763	8,802
Investments (Note 9)	3,440	3,440	-
Total current assets	50,082	40,214	19,578
Derivative instruments	-	-	4,844
Inventories, long-term (Note 8)	2,909	3,338	-
Long-term investments (Note 9)	1,042	1,036	1,036
Property, plant and equipment (Note 10)	258,532	241,412	147,963
Equity accounted joint venture	-	-	3,440
Restricted certificates of deposit (Note 7)	20,297	18,028	14,805
Total assets	$332,862	$304,028	$191,666

LIABILITIES
Current liabilities
Bank indebtedness	$-	$-	$328
Accounts payable	13,268	15,752	6,789
Accrued liabilities	5,733	5,334	2,129
Derivative instruments	-	-	12,571
Deferred revenue (Note 13)	6,998	6,180	-
Current portion of long-term debt (Note 11)	9,013	29,525	34,860
Total current liabilities	35,012	56,791	56,677
Accrued long-term liabilities	2,296	3,901	1,352
Derivative instruments (Note 11)	15,660	-	31,654
Deferred revenue (Note 13)	48,871	50,120	-
Long-term debt (Note 11)	47,433	15,879	48,909
Equity-linked financial instruments (Note 14)	10,997	17,503	2,909
Accrued site closure costs (Note 12)	6,615	5,307	5,345
Deferred tax liability	9,179	10,320	-
Total liabilities	176,063	159,821	146,846

SHAREHOLDERS’ EQUITY
Common stock (Note 14)	358,915	349,725	202,769
Additional paid-in capital	49,742	49,115	45,555
Warrants	13,733	13,733	11,579
Accumulated deficit	(265,591)	(268,366)	(215,083)
Total shareholders’ equity	156,799	144,207	44,820
Total liabilities and shareholders’ equity	$332,862	$304,028	$191,666

APPROVED ON BEHALF OF THE BOARD

"Signed"
Wade K. Dawe, Director
"Signed"
David W. Peat, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(unaudited)

	Three months ended March 31,
	2011	2010
	(US dollars in thousands, except per
	share amounts)

Revenue from sale of gold	$13,583	$17,626

Operating expenses
Direct operating costs	10,985	9,984
Depreciation and amortization	2,635	3,825
Corporate administration	3,100	2,039
	16,720	15,848
(Loss) income from operations	(3,137)	1,778
Other income (expenses)
Interest income	83	54
Finance costs (Note 16)	(2,744)	(3,517)
Loss on modification of debentures	-	(513)
Acquisition related costs	-	(577)
Fair value change on equity-linked financial instruments (Note 14)	6,506	1,980
Gain (loss) on derivative instruments	1,210	(1,362)
Foreign exchange (loss) gain and other	(288)	222
	4,767	(3,713)
Income (loss) before income taxes and equity loss in joint venture	1,630	(1,935)
Income taxes	1,145	869
Equity loss in joint venture	-	(701)
Net income (loss) and comprehensive income (loss) for the period	$2,775	$(1,767)

Earnings (loss) per share (Note 17)
Basic	$0.02	$(0.03)
Diluted	$0.01	$(0.03)

Weighted-average number of shares outstanding (Note 17)
(in thousands)
Basic	184,902	69,115
Diluted	194,738	78,164

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(unaudited)

			Additional			Total
	Number of	Common	Paid-In		Accumulated	Shareholders'
	Shares	Stock	Capital	Warrants	Deficit	Equity
	(In thousands of US dollars)

Balance, January 1, 2010	66,050	$202,769	$45,555	$11,579	$(215,083)	$44,820
Shares issued for services (Note 14)	673	1,039	-	-	-	1,039
Warrants issued for services (Note 14)	-	-	149	-	-	149
Warrants exercised (Note 14)	2,145	2,145	-	-	-	2,145
Shares issued for cash (Notes 14)	15,625	24,497	-	-	-	24,497
Stock-based compensation	-	-	238	-	-	238
Net loss and comprehensive loss	-	-	-	-	(1,767)	(1,767)
Balance, March 31, 2010	84,493	$230,450	$45,942	$11,579	$(216,850)	$71,121

Shares issued for services (Note 14)	1,792	2,339	-	-	-	2,339
Warrants issued for services (Note 14)	-	-	(4,706)	2,154	-	(2,552)
Options exercised (Note 14)	569	554	-	-	-	554
Warrants exercised (Note 14)	64	76	-		-	76
Shares cancelled in connection with business acquisition	(15,625)	(24,497)	5,121	-	-	(19,376)
Shares and options issued for business acquisition	60,523	75,049	1,844	-	-	76,893
Share issued for cash and related compensation warrants	50,609	65,754	-	-	-	65,754
Stock-based compensation	-	-	914	-	-	914
Net loss and comprehensive loss	-	-	-	-	(51,516)	(51,516)
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$(268,366)	$144,207

Options exercised (Note 14)	2	3	-	-	-	3
Warrants exercised (Note 14)	6,387	6,884	-	-	-	6,884
Shares issued for contract settlement (Note 14)	1,396	2,303	-	-	-	2,303
Stock-based compensation	-	-	627	-	-	627
Net income and comprehensive income	-	-	-	-	2,775	2,775
Balance, March 31, 2011	190,210	$358,915	$49,742	$13,733	$(265,591)	$156,799

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Notes to Condensed Interim Statements of Cash Flows
(unaudited)

	Three Months Ended March 31,
	2011	2010
	(In thousands of US dollars)
Operating Activities
Net income (loss) for the period	$2,775	$(1,767)
Items not affecting cash:
Depreciation and amortization	2,635	3,825
Stock-based compensation	627	238
Shares and warrants issued for services and payments of interest	-	599
Accretion expense - accrued site closure costs	202	175
Accretion expense - amortization of debt discount	1,263	1,583
Accretion expense - convertible debentures	123	215
Interest paid on convertible debentures	-	(772)
Net change in value of derivative instruments	(1,210)	(1,981)
Net change in value of equity-linked financial instruments	(6,506)	(1,980)
Deferred income taxes	(1,145)	(869)
Equity investment in joint venture	-	589
Other	63	178
Net change in non-cash operating working capital items (Note 18)	3,937	(1,231)
Net cash provided by (used in) operating activities	2,764	(1,198)

Investing Activities
Property, plant and equipment expenditures	(13,933)	(1,243)
Exploration and evaluation expenditures	(2,470)	-
Restricted cash, certificates of deposit, and other long-term assets	4,497	(11,292)
Net cash used in investing activities	(11,906)	(12,535)

Financing Activities
Proceeds on issuance of convertible debentures	47,585	-
Proceeds on issuance of other shares and warrants	-	24,497
Proceeds from exercise of warrants and options	6,887	2,145
Repayments of debt	(23,807)	(10,973)
Increase in deferred financing fees	1,613	-
Net cash provided by financing activities	32,278	15,669

Effect of exchange rate changes on cash	(480)	(5)

Net increase in cash	22,656	1,931
Cash, beginning of period	6,425	-
Cash, end of period	$29,081	$1,931

Supplemental cash flow information
Interest paid	$730	$2,674
Income taxes paid	$-	$-

Interest and income taxes paid are classified as operating activities except for amounts capitalized as indicated in note 10.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is a publically traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD) and NYSE Amex Equities Exchange (NYSE Amex:BRD).

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in the Americas.

2.	BASIS OF PRESENTATION

The condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

The Company’s consolidated interim financial statements were previously prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) until December 31, 2010.  As these condensed consolidated interim financial statements are the Company’s first financial statements prepared in accordance with IFRS, disclosure of the Company’s elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP have been provided in Note 23 to these financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2010. Certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent consolidated annual financial statements prepared in accordance with US GAAP have been included in these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  To date, the Company has funded its exploration, mine development and operations through issuance of debt and equity securities, and cash generated by operations at the Black Fox Mine.  The Company’s ability to continue as a going concern is dependent on its ability to continue to generate cash flow from the Black Fox Mine and generate funds from the issuance of debt and/or equity securities.

These statements have been prepared using the historical cost basis, except for certain financial instruments which are measured in accordance with the policy disclosed in Note 3.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and all of its subsidiaries, including interests in joint ventures.  The interim financial statements of entities which are controlled by the Company are included in the condensed consolidated interim financial statements from the date that control commences until the date whereby control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All intercompany balances and transactions are eliminated upon consolidation. Where necessary, adjustments are made to bring accounting policies of the Company’s subsidiaries in line with those of the Company.

The Company previously held a 50% interest in a jointly controlled entity. The Company accounted for its interest in the jointly controlled entity using the equity method, whereby the Company’s investment in the jointly controlled entity was initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the jointly controlled entity.

The accounts of the following wholly-owned subsidiaries are included in these condensed consolidated interim financial statements:

Subsidiary	Principal Activity	Country of Incorporation
Brigus Gold ULC	Administrative services	Canada
Brigus Gold Inc.	Administrative services	United States
Linear Gold Caribe, S.A.	Exploration	Panama
7153945 Canada Inc.	Exploration	Canada
Linear Gold Holdings Corp.	Holding company	Canada
Linear Gold Mexico, S.A. de C.V.	Exploration	Mexico
Linear Gold Mineracao Ltda.	Exploration	Brazil
Servicios Ixhuatan, S.A. de C.V.	Exploration	Mexico

b)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill.  Acquisition-related costs are recognized in profit or loss as incurred.

c)	Revenue Recognition

Revenue from the sale of gold is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership (including title risk) passes to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably.  Interest income is recognized on an accrual basis using the effective interest method.

d)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.
Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.  The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

e)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the Company and all subsidiaries, as this is the principal currency of the economic environment in which the Company operates.

Transactions in currencies other than the Company’s functional currency are recognized at the rate of exchange translated at the rates prevailing at the end of each reporting period. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Borrowing Costs

Interest and other financing costs that are directly attributable to the acquisition or construction of an asset are capitalized. Capitalization of borrowing costs ceases when all the activities necessary to prepare the asset for its intended use or sale are substantially complete.

To the extent that funds are borrowed specifically for the purpose of constructing an asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalized. These costs are amortized on the same basis as the asset.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

All other borrowing costs are recognized in income in the period in which they are incurred.

g)	Employee Benefits

The Company accrues liabilities for employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits are measured at their nominal amounts based on amounts expected to be paid when the liabilities are settled.

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

h)	Share-based Payment Arrangements and Warrants

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, with management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options.

The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Share-based payment transactions of the acquiree in a business combination

When the share-based payment awards held by the employees of an acquiree (acquiree awards) are replaced by the Company’s share-based payment awards (replacement awards), both the acquiree awards and the replacement awards are measured in accordance with IFRS 2 Share-based Payment (“IFRS 2”) (“market-based measure”) at the acquisition date. The portion of the replacement awards that is included in measuring the consideration transferred in a business combination equals the market-based measure of the acquiree awards multiplied by the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the acquiree award. The excess of the market-based measure of the replacement awards over the market-based measure of the acquiree awards included in measuring the consideration transferred is recognized as remuneration cost for post-combination service.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Warrants issued for services received

Certain of the Company’s warrants are issued to parties for services received. Under IFRS, these warrants fall within the scope of IFRS 2. The fair value of these warrants is determined at the time the services are received by the Company and the expense is recognized in the Statement of Operations. The fair value of the warrants is the fair value of the services received where this can be estimated reliably by comparable services by independent parties. In such circumstances where the fair value of the services received cannot be estimated reliably, the fair value is measured indirectly by reference to the fair value of the equity instrument granted, measured at the date the entity receives the relevant services. In accordance with IFRS 2, all such warrants are classified as equity (regardless of the currency of the exercise prices).

i)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration programs. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability which is extinguished when the tax effect of the temporary differences, resulting from the renunciation, is recorded. The difference between the liability and the value of the tax assets renounced is recorded as a deferred tax expense.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

j)	Income Taxes

Current income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Consolidated Statement of Operations and Comprehensive Income (Loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred income taxes

Deferred tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s financial statements and the corresponding tax basis used in the computation of taxable profit. Deferred tax assets also represent income taxes expected to be recoverable on unclaimed losses carried forward. Mining taxes are treated and disclosed as current and deferred taxes if they have characteristics of an income tax.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Deferred taxes are calculated using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be used. Neither deferred tax liabilities, nor deferred tax assets, are recognized as a result of temporary differences that arise from the initial recognition of goodwill or a transaction, other than a business combination, that affects neither accounting profit nor taxable profit. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax asset and liabilities are measured using the enacted or substantively enacted tax rates as of the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for asset recognition, a deferred tax asset is recognized.

Deferred tax is recognized in the Statement of Operations and Comprehensive Income, unless it relates to items recognized directly in equity, in which case the deferred tax related to those items is also recognized directly in equity.

k)	Cash

Cash is comprised of cash deposits in any currency residing in checking accounts and sweep accounts.

l)	Long-Lived Assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated depreciation and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major parts (components) of an asset. Costs relating to the refurbishment of a major part are capitalized since the refurbishment will typically result in a significant extension in the physical life of that part. All other repairs and maintenance costs are charged to the Consolidated Statement of Operations and Comprehensive Income during the period in which they are incurred.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Depreciation of buildings and processing equipment used for production is calculated on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is depreciated on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated life of the mine. Depreciation commences on an asset when it is capable of operating in the manner intended by management.

When parts (components) of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Each asset or part’s estimated useful life is determined considering its physical life limitations. This physical life of each asset cannot exceed the life of the mine at which the asset is utilized. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Exploration and evaluation assets

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing and the costs of pre-feasibility studies. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The technical feasibility and commercial viability of a project is considered to be determinable when the costs are expected to be recovered in full through the successful development and exploration of the identified property. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

Exploration and evaluation assets are not depreciated. These amounts are reclassified from exploration and evaluation assets to mine development costs, once the work completed to date supports the future development of the property and such development receives the appropriate approval. All subsequent expenditures to ready the property for production are capitalized within mine development costs, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all assets included in mine development costs are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

Mining properties

When further development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise such expenditures are classified as a cost of production.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Production stage mining properties are depreciated over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine, or on a straight-line basis over the term of the lease if the project is subject to a mining lease that is less than the planned mine life. The expected useful lives used in depreciation calculations are determined based on the facts and circumstances associated with the mining property. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: provides access to ore to be mined in the future; increases the fair value of the mine as access to future mineral reserves becomes less costly; or increases the productive capacity or extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

m)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

n)	Inventories

Materials and supplies inventory

Materials and supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Current and long-term stockpiled ore inventory

Stockpiled inventory represents ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces of gold (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per gram incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per gram. Stockpile inventory is measured at the lower of cost and net realizable value. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form.

In-circuit gold inventory

Gold is recovered from ore through milling. Costs of milling include applicable overhead, depletion and amortization which are added to the ore inventory costs. Costs are removed from in-circuit gold inventory as ounces are recovered, based on the average cost per ounce of gold in in-circuit gold inventory. In-circuit gold inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of doré bars, and is valued at the lower of cost and net realizable value.

o)	Accrued Site Closure Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of site closure activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

p)	Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

q)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the Statement of Operations and Comprehensive Income.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash	Fair value through profit or loss	Fair value to profit or loss
Restricted cash	Loans and receivables	Amortized cost
Derivative instruments	Fair value through profit or loss	Fair value to profit or loss
Accounts receivable and other	Loans and receivables	Amortized cost
Investments	Available for sale	Fair value to other comprehensive income
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Equity-linked financial liabilities	Fair value through profit or loss	Fair value to profit or loss
Long-term debt	Other financial liabilities	Amortized cost

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

r)	Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity, available-for-sale (“AFS”) and loans and receivables. Financial assets held to maturity and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the Statement of Operations and Comprehensive Income.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

s)	Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the Statement of Operations and Comprehensive Income. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Operations and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the Statement of Operations and Comprehensive Income immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

t)	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the condensed consolidated interim financial statements and related notes to the condensed consolidated interim financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. As the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Inventories

In determining the valuation of stockpile ore, in-circuit gold inventories and doré inventories, management is required to make various estimates and assumptions. All inventory is valued at the lower of average production costs or net realizable value. The estimates and assumptions used in the measurement of the inventories include surveyed quantities of stockpile ore, in-circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

Exploration and evaluation expenditures

The Company’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure under the policy, a judgment is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be recognized in the Statement of Operations and Comprehensive Income.

Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. As deliveries are made, the Company will record a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Accrued site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Deferred taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

Share-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options and warrants granted. The significant assumptions used include estimate of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of stock options and warrants.

Fair values

As described in Note 19, management is required to estimate the fair value of financial instruments.

5.	RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued and replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. The IFRS is the result of joint efforts by the IASB and FASB to develop a converged fair value framework. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

6.	RESTATEMENT OF 2010 COMPARATIVE FIGURES

Subsequent to the release of the 2010 annual consolidated financial statements, management identified that a component of the warrants issued by the Company as part of the equity offering on October 19, 2010 was not appropriately reflected in the Company’s 2010 consolidated Statement of Financial Position and Statement of Operations. The component of the warrants issued as part of the equity offering was not included in the assessment of the fair value of the equity-linked financial instruments at the end of the reporting period. The 2010 comparative figures have been restated as follows:

	December 31,	December 31,
	2010	2010
	(As restated)	(Previously reported)
Equity-linked financial instruments	$17,503	$12,260
Additional paid-in capital	$49,115	$53,821
Accumulated deficit	$(268,366)	$(267,829)
Fair value change in equity-linked financial instruments	$(4,576)	$(4,039)

7.	RESTRICTED CASH AND RESTRICTED CERTIFICATES OF DEPOSIT

Restricted cash and restricted certificates of deposit are as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Restricted cash, current
Project Facility	$-	$5,194	$2,108
Unexpended flow-through funds	9,607	11,185	4,623
	$9,607	$16,379	$6,731
Restricted certificates of deposit, non-current
Site closure obligations – Black Fox	$20,297	$18,028	$14,805

a)	Project Facility

Project Facility restricted cash represents cash on deposit held in restricted accounts to be used to settle operational expenses at both the Black Fox Mine site and the corporate offices which required approval from the lender prior to use. On March 23, 2011 the remaining balance of the Project Facility was repaid.

b)	Unexpended Flow-Through Funds

Notwithstanding that there is not a specific requirement to segregate the proceeds from a flow-through share offering, for accounting purposes the funds received through flow-through share offerings which are unexpended at the consolidated balance sheet dates are considered to be restricted cash.

c)	Site Closure Obligations – Black Fox

The bonding requirements for the closure obligations for the Black Fox Mine and Mill sites have been agreed with the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”). The restricted certificates of deposits represent $20.3 million (Cdn$19.7 million), $18.0 million (Cdn$17.9 million) and $14.8 million (Cdn$15.6 million) pledged to the MNDMF as of March 31, 2011, December 31, 2010, and January 1, 2010, respectively.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

8.	INVENTORIES

Inventories consist of:
	March 31,	December 31,	January 1,
	2011	2010	2010
Current portion of inventory
Doré	$1,170	$3,273	$2,901
In-circuit gold	2,212	1,589	1,679
Stockpiled ore	887	3,427	3,413
Materials and supplies	1,105	1,474	809
	5,374	9,763	8,802
Long-term stockpiled ore	2,909	3,338	-
	$8,283	$13,101	$8,802

Inventory write-downs for stockpiled ore for the three months ended March 31, 2011, were $0.05 million (2010 - $0.04 million). There were no reversals of write downs during the period.

9.	INVESTMENTS

Investments consist of:
	March 31,	December 31,	January 1,
	2011	2010	2010
Notes receivable (current)	$3,440	$3,440	$-
Auction rate securities (long-term)	1,042	1,036	1,036
	$4,482	$4,476	$1,036

On February 1, 2010, the Company sold its 50% interest in its equity accounted joint venture for consideration which included notes receivable. Principal and interest on the notes receivable were due March 12, 2011 and bear interest at a rate of 8% per annum. On January 15, 2011, the Company agreed to extend the due dates of the notes receivable to June 30, 2011.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

10.	PROPERTY, PLANT AND EQUIPMENT

		Mining		Exploration
	Property,	properties and		and
	plant, and	development	Mineral	evaluation
	equipment	costs	rights	assets	Total
Cost
As at January 1, 2010	$79,309	$65,934	$8,715	$1,690	$155,648
Additions	13,792	26,741	1,526	6,735	48,794
Disposals	(262)	-	-	-	(262)
Acquisitions through business combinations	2,296	-	60,597	-	62,893
Other	3,682	(4,573)	(2,489)	-	(3,380)
As at December 31, 2010	$98,817	$88,102	$68,349	$8,425	$263,693
Additions	2,273	16,321	-	2,470	21,064
Disposals	(76)	-	-	-	(76)
Other	211	(211)	-	-	-
As at March 31, 2011	$101,225	$104,212	$68,349	$10,895	$284,681

		Mining
		properties		Exploration
	Property,	and		and
	plant, and	development	Mineral	evaluation
	equipment	costs	rights	assets	Total
Accumulated depreciation and impairment
Balance at January 1, 2010	$5,137	$2,151	$397	$-	$7,685
Depreciation expense	9,730	4,337	667	-	14,734
Disposals	(138)	-	-	-	(138)
Balance at December 31, 2010	$14,729	$6,488	$1,064	-	$22,281
Depreciation expense	1,854	1,502	588	-	3,944
Disposals	(76)	-	-	-	(76)
Balance at March 31, 2011	$16,507	$7,990	$1,652	$-	$26,149

Net carrying value
At March 31, 2011	$84,718	$96,222	$66,697	$10,895	$258,532
At December 31, 2010	$84,088	$81,614	$67,285	$8,425	$241,412
At January 1, 2010	$74,172	$63,783	$8,318	$1,690	$147,963

As at March 31, 2011, the Company did not identify any indicators of impairment.

During the three months ended March 31, 2011, $0.4 million (2010 - $nil) of borrowing costs associated with capital projects were capitalized within property, plant and equipment. The applicable capitalization rate for the three months ended March 31, 2011 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at March 31, 2011 was $29.5 (December 31, 2010 - $25.2 million, January 1, 2010 - $15.5 million).

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has made commitments to acquire property, plant and equipment totaling $22.7 at March 31, 2011 (December 31, 2010 - $22.3 million, January 1, 2010 - $nil).

11.	LONG-TERM DEBT

	March 31,	December 31,	January 1,
	2011	2010	2010
Convertible Debentures	$31,587	$-	$4,926

Black Fox Project Facility	-	20,738	62,514
Finance lease liabilities	23,972	23,659	15,320
Notes payable and other	887	1,007	1,009
	24,859	45,404	78,843
Total borrowings	$56,446	$45,404	$83,769

Current	$9,013	$29,525	$34,860
Non-current	47,433	15,879	48,909
	$56,446	$45,404	$83,769

a)	6.5% Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 senior unsecured Convertible Debentures in the aggregate principal amount of $50 million. The Debentures, which were issued pursuant to a Debenture Indenture dated March 23, 2011 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

The debentures are classified as a hybrid financial instrument for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit and loss at the end of each period. At March 31, 2011, the fair value of the derivative liability was $15.7 million. The change in fair value has resulted in a gain of $1.2 million recorded in income for the three months ended March 31, 2011. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year. The Debenture Indenture provides that in the event of a change in control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the holders are entitled to receive an additional number of common shares as defined in the agreement.

The debentures are unsecured and subordinate to any secured indebtedness incurred subsequent to the issue of the debentures.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Black Fox Project Facility

On March 23, 2011, the remaining balance of the Project Facility was repaid.

12.          ACCRUED SITE CLOSURE COSTS

The Company’s operations are subject to reclamation and closure requirements. The Company regularly monitors these requirements and with assistance from third party engineers, estimates the Company’s bonding requirements, and reconciles them to legal and regulatory requirements.

The accrued site closure liabilities were secured by restricted certificates of deposits valued at $20.3 million (December 31, 2010 - $18.0 million).

The following table summarizes the accrued site closure costs:

	March 31,	December 31,
	2011	2010
Balance, beginning of period	$5,307	$5,345
Accretion	202	646
Changes in estimate and foreign exchange	1,106	(684)
Balance, end of period	$6,615	$5,307

As of March 31, 2011, the undiscounted obligation associated with the retirement of the Company’s properties is $16.9 million (December 31, 2010 - $13.5 million). The present value of the Company’s accrued site closure liability at March 31, 2011 is $6.6 million (December 31, 2010 - $5.3 million), using a discount rate of 13% (December 31, 2010 - 13%).

13.	DEFERRED REVENUE

On November 9, 2010, the Company and Sandstorm Resources Ltd. (“Sandstorm”) entered into an agreement (the “Sandstorm Agreement”) pursuant to which Sandstorm agreed to purchase a portion of future gold production from Black Fox for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London p.m. fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. On January 1, 2011, the Company began selling to Sandstorm 12% of the gold production from the Black Fox Mine and 10% of future gold production from a portion of the adjoining Pike River property (“the Black Fox Extension”).

Under the terms of the Sandstorm Agreement, the upfront payment will be reduced by an amount equal to the difference between the market price of gold on the business day prior to the date of gold delivery to Sandstorm and the Fixed Price of the gold multiplied by the total ounces of gold delivered to Sandstorm (the “Uncredited Balance”). If after the term of the agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has the option until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment to Sandstorm of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million. The Company has recorded the proceeds received as deferred revenue. During the three months ended March 31, 2011 the Company recorded revenue of $0.8 million related to the Sandstorm Agreement. At March 31, 2011 the remaining deferred revenue balance is $55.9 million, with $7.0 million recorded as current.

14.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of
	Shares	Amount
Outstanding at January 1, 2010	66,050,232	$202,769
Exercise of options	568,969	554
Exercise of warrants	2,208,750	2,221
Shares issued for services	2,464,510	3,378
Shares issued for cash	15,625,000	24,497
Shares cancelled in connection with business acquisition	(15,625,000)	(24,497)
Shares and options issued for business acquisition	60,523,014	75,049
Shares issued for cash and related compensation warrants	50,609,353	65,754
Outstanding at December 31, 2010	182,424,828	$349,725
Exercise of options	2,110	3
Exercise of warrants	6,387,142	6,884
Shares issued for contract settlement	1,396,134	2,303
Outstanding at March 31, 2011	190,210,214	$358,915

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Warrants

The following reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

Number of warrants
and shares issuable
upon exercise
Balance, January 1, 2010	28,510,392
Warrants issued in connection with business acquisition	11,191,677
Other warrants issued	12,273,916
Exercised	(2,208,750)
Expired	(255,000)
Balance, December 31, 2010	49,512,235
Exercised	(6,387,142)
Expired	(536,250)
Balance, March 31, 2011	42,588,843

Warrants issued with Canadian dollar exercise prices

As a result of having exercise prices denominated in a currency other than the Company’s functional currency, (US dollar), these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value. The fair value of the warrants is determined using either the Black-Scholes option pricing model or the quoted market value, for certain warrants which are traded on open markets. Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

The fair value of warrants granted during the period was determined using the Black-Scholes option pricing model, using the following assumptions:

	March 31,	December 31,
	2011	2010
Risk free interest rate	2.6%	1.9%
Expected life (years)	2.8	2.0
Expected volatility	68%	65%
Expected dividend per share	0%	0%

Option pricing models require the input of highly subjective assumptions regarding volatility. The Company has used historical volatility to estimate the volatility of the share price.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following table summarizes information about warrants outstanding as at March 31, 2011:

	Number of warrants and	Exercise Price
Date Issued	shares issuable upon exercise	(Cdn$)	Expiry Date
July 15, 2009	391,665	0.960	July 15, 2011
July 24, 2008	5,100,813	2.600	July 24, 2011
June 25, 2010	891,316	1.571	November 19, 2011
July 24, 2008	612,099	2.400	July 24, 2012
July 29, 2010	630,000	1.400	July 29, 2012
October 19, 2010	1,714,041	1.500	October 19, 2012
December 10, 2008	8,653,564	0.884	December 10, 2012
February 20, 2009	8,709,028	1.008	February 20, 2013
June 25, 2010	7,121,592	2.192	November 19, 2014
October 19, 2010	8,764,725	2.190	November 19, 2014
	42,588,843

c)	Fixed Stock Option Plan

The Company has a fixed stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the trading price of the common shares one trading day preceding the date of grant. Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors. The fixed stock option plan was amended in June 2010 in order to increase the maximum number of fixed stock options the Company is authorized to issue from 5,815,282 to 12,938,922, and modify certain terms of the plan to allow for the issuance of options to the holders of options of the acquired entity as part of the business acquisition. As at March 31, 2011 an aggregate of 2,635,151 fixed stock options were available for future grants of awards under the plan.

The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s stock. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. There were no options granted during the three month period ended March 31, 2011. The weighted average assumptions for grants in the year ended December 31, 2010 are as follows:

Risk free interest rate	1.8%
Expected life (years)	4.5
Expected volatility	74%
Expected dividend per share	0%

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following reconciles the fixed stock options outstanding at the beginning and end of the respective periods:

	March 31,		December 31,
	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Balance, beginning of period	10,368,944	$1.65	2,898,593	$2.55
Granted	-	-	4,953,179	1.27
Granted in connection with the business acquisition	-	-	3,448,746	1.25
Forfeited	(63,063)	1.41	(362,605)	1.90
Exercised	(2,110)	1.28	(568,969)	1.00
Balance, end of period	10,303,771	$1.68	10,368,944	$1.65

The following table summarizes information concerning outstanding and exercisable fixed stock options at March 31, 2011:

	Weighted average
	remaining	Number of	Weighted	Number of	Weighted
	contractual life	stock options	average	options	average
Exercise prices	(in years)	outstanding	exercise price	exercisable	exercise price
$0.50 to $1.00	2.8	1,128,129	$0.79	1,128,129	$0.79
$1.00 to $1.50	3.9	4,753,184	1.18	1,298,996	1.17
$1.50 to $2.00	4.0	1,705,343	1.73	354,339	1.74
$2.00 to $2.50	2.0	1,736,435	2.25	1,711,435	2.26
$2.50+	1.9	980,680	4.09	980,680	4.09
	3.3	10,303,771	$1.68	5,473,579	$1.99

At March 31, 2011, the intrinsic value of the stock options outstanding was $2.6 million (December 31, 2010 - $6.8 million) and the intrinsic value of the stock options that were exercisable was $1.3 million (December 31, 2010 - $2.8 million). For the three months ended March 31, 2011, the intrinsic value of the stock options exercised during the period was $nil (2010 - $0.6 million).

d)	Share-based Payment Expense

The total expense recognized in the Statement of Operations and Comprehensive Income for share-based payment transactions for the three months ended to March 31, 2011 was $0.6 million (2010 - $0.2 million).

15.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. The amounts charged to earnings for the Company’s defined contribution plan for the three months ended March 31, 2011 and 2010 was $0.1 million and $0.1 million, respectively.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

16.	FINANCE COSTS

For the three months ended March 31, finance costs consist of:

	2011	2010
Accretion on convertible debentures	$123	$215
Accretion on accrued site liabilities	202	175
Amortization of debt discount	1,263	1,583
Finance leases and other	1,156	1,544
	$2,744	$3,517

17.	EARNINGS (LOSS) PER SHARE

The earnings and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three months ended March 31 are as follows:

	2011	2010
Net income (loss)	$2,775	$(1,767)
Weighted average number of shares outstanding, basic	184,902,412	69,115,358
Dilutive securities:
Options	1,993,063	226,630
Warrants	7,843,059	8,821,901
Weighted average number of shares outstanding, diluted	194,738,534	78,163,889
Basic earnings (loss) per share	$0.02	$(0.03)
Diluted earnings (loss) per share	$0.01	$(0.03)

As at March 31, 2011 shares issuable on exercise of share options and warrants totaling 25,698,263 (2010 – 8,276,049) and on conversion of the convertible debentures totaling 20,408,163 (2010 – 2,860,000) were excluded in the calculation of diluted earnings per share as their effect would have been anti-dilutive.

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items for the three months ended March 31 are:

	2011	2010
Accounts receivable and other	$1,309	$582
Prepaids	318	(103)
Inventories	4,818	(302)
Accounts payable	(2,484)	(1,394)
Accrued liabilities	407	(14)
Deferred revenue	(431)	-
	$3,937	$(1,231)

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Non-cash transactions for the three months ended March 31 that are not reflected in the Consolidated Statements of Cash Flows are:

	2011	2010
Increase in prepaid assets due to financing	$-	$1,080
Sale of interest in joint venture for long-term notes receivable	$-	$3,440
Equipment purchased under finance lease	$1,556	$-
Shares issued for contract settlement	$2,303	$-

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.  There were no changes in the Company’s overall capital management approach during the period.

b)	Fair Values of Financial Instruments

The fair value of financial instruments that are not traded in an active market (such as derivative instruments) is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions, with the exception of auction rate securities, notes receivable and certain equity-linked financial instruments. The Company’s auction rate securities are valued using a probability-weighted discounted cash flow valuation. The Company’s notes receivable are based on the fair value of the property securing the notes using Level 3 inputs.

The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2011		December 31, 2010		January 1, 2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Cash	$29,081	$29,081	$6,425	$6,425	$-	$-
Restricted cash	9,607	9,607	16,379	16,379	6,731	6,731
Accounts receivable and other	2,070	2,070	3,379	3,379	1,690	1,690
Investments	4,482	4,940	4,476	4,600	1,036	1,121
Derivative instruments - (assets)	-	-	-	-	6,805	6,805

Accounts payable	13,268	13,268	15,752	15,752	6,789	6,789
Accrued liabilities	5,733	5,733	5,334	5,334	2,129	2,129
Derivative instruments - (liabilities)	15,660	15,660	-	-	44,225	44,225
Borrowings
Current	9,013	9,013	29,525	30,787	34,860	38,361
Non-current	47,433	62,761	15,879	15,879	48,909	52,922
Equity-linked financial instruments	10,997	10,997	17,503	17,503	2,909	2,909

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivable, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable in the ordinary course of business.  Cash, restricted cash, restricted certificates of deposit and auction rate securities are placed with high-credit quality financial institutions.  The Company sells its gold production exclusively to large international organizations with strong credit ratings.  The balance of accounts receivable owed to the Company in the ordinary course of business is not significant.  The fair value of accounts receivable approximates carrying value due to the relatively short periods to maturity on these instruments.  Therefore, the Company is not exposed to significant credit risk.  Overall, the Company’s credit risk has not changed significantly from December 31, 2010.

The Company assesses quarterly whether there has been an impairment of financial assets.  The Company has not recorded impairment on any of the financial assets of the Company during the three months ended March 31, 2011.

The Company’s maximum exposure to credit risk is represented by the carrying amount on the balance sheet of cash, accounts receivable, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable.  There are no material financial assets that the Company considers to be past due.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms.  The Company’s overall liquidity risk has decreased from the prior year as a result of the repayment of the Black Fox Project Facility and issue of $50 million in Convertible Debentures.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December
	Payments due by period as of March 31, 2011					31, 2010
	Within 1			Over 5
	Year	1-3 Years	4-5 Years	Years	Total	Total

Accounts payable and accrued liabilities	$18,615	$386	$-	$-	$19,001	$21,086
Long-term debt	9,013	15,846	31,587	-	56,446	45,404
Operating lease obligations	608	485	-	-	1,093	1,441
Capital expenditures	22,198	507	-	-	22,705	22,315
	$50,434	$17,224	$31,587	$-	$99,245	$90,246

g)	Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: Canadian dollar restricted cash, restricted certificates of deposit, and accounts payable.  For the three months ended March 31, 2011, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.6 million for a 10% increase or decrease in the Canadian dollar.

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. As of March 31, 2011, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at an annual rate of 6.5%. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  The weighted average interest rates paid by the Company on its outstanding borrowings during the three month period ended March 31, 2011 was 6.7% (2010 – 7.8%).
For the three months ended March 31, 2011, a 100 basis point increase or decrease in interest rates would have impacted net income by $0.4 million on the amount of interest expense recorded during those periods.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold.  Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control.  The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

j)	Fair Value Measurements Recognized in the Condensed Consolidated Interim Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At March 31, 2011 the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2	Level 3
	Input	Input	Input
Cash	$38,688	$-	$-
Equity-linked financial instruments	10,946	51	-
Conversion option on convertible debt	-	15,660	-
Investments	-	-	4,482
	$49,634	$15,711	$4,482

There were no transfers between Level 1 and 2 in the period. The fair value of the share purchase warrants and conversion option on convertible debt are determined using a Black-Scholes model based on assumptions that are supported by observable market conditions. The investments include $3.4 million in long-term notes receivable and $1.0 million in auction rate securities. The notes receivable are valued using Level 3 inputs pertaining to the valuation of the property securing the notes. The auction rate securities are valued using probability-weighted discounted cash flows.

20.	OPERATING LEASE ARRANGEMENTS

Future minimum lease payments under non-cancellable operating leases are as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Less than 1 year	$608	$656	$165
Between 1 and 5 years	485	785	277
More than 5 years	-	-	-
	$1,093	$1,441	$442

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

21.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties.  Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatan and Huizopa) and the Dominican Republic.

The financial information for the Company’s equity accounted joint venture is presented within Corporate and Other.

The Company sells all gold produced to two customers.  The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	Three Months Ended March 31, 2011
		Goldfields	Other
	Black Fox	Project	Exploration
	Canada	Canada	Properties	Corporate	Total
Revenue from sale of gold	$13,583	$-	$-	$-	$13,583

Direct operating costs	10,985	-	-	-	10,985
Depreciation and amortization	2,619	-	-	16	2,635
General and administrative expenses	-	-	-	3,100	3,100
	13,604	-	-	3,116	16,720
Loss from operations before other items	$(21)	$-	$-	$(3,116)	$(3,137)

Finance costs	$2,744	$-	$-	$-	$2,744

Expenditures on exploration and evaluation, mining interests and property plant & equipment	$15,733	$657	$13	$-	$16,403

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three Months Ended March 31, 2010
		Goldfields	Other
	Black Fox	Project	Exploration	Corporate
	Canada	Canada	Properties	and other	Total
Revenue from sale of gold	$17,626	$-	$-	$-	$17,626

Direct operating costs	9,984	-	-	-	9,984
Depreciation and amortization	3,819	-	-	6	3,825
General and administrative expenses	-	-	-	2,039	2,039
	13,803	-	-	2,045	15,848
Income (loss) from operations before other items	$3,823	$-	$-	$(2,045)	$1,778

Finance costs	$3,298	$-	$-	$219	$3,517

Expenditures on exploration and evaluation, mining interests and property, plant & equipment	$1,226	$-	$-	$17	$1,243

		Goldfields	Other
	Black Fox	Project	Exploration	Corporate
	Canada	Canada	Properties	and other	Total
Total assets at March 31, 2011	$225,738	$43,370	$23,184	$40,570	$332,862
Total assets at December 31, 2010	$212,681	$40,897	$23,048	$27,402	$304,028
Total assets at January 1, 2010	$174,390	$-	$-	$17,276	$191,666

22.	SUBSEQUENT EVENTS

On April 26, 2011 the Company signed a letter of intent to sell 75% of the Company’s interest in its Mexican subsidiary that owns the advanced exploration stage Ixhuatan gold project in Chiapas, Mexico. A definitive option agreement is expected by June 30, 2011.

On May 25, 2011 the Company signed a letter of intent to sell the Company’s remaining interest in the Ampliacion Pueblo Viejo, Ponton and La Cueva concessions in the Dominican Republic. The closing of the transaction is subject to the purchaser completing its planned financing as well as regulatory approval.

23.	TRANSITION TO IFRS

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement in those financial statements of compliance with IFRS.  The Company will make this statement when it issues its December 31, 2011 annual financial statements. For the current interim period, the Company has only complied with the requirements of IAS 34.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 1 also requires that comparative financial information be provided.  As a result, the first date at which the Company has applied IFRS was January 1, 2010.  IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its December 31, 2011 reporting date. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time adopters.  The Company has applied certain of these exemptions to its opening Statement of Financial Position dated January 1, 2010, as described below.

a)	Elected Exemptions from Full Retrospective Application

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to use this exemption and has only applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

Borrowing costs

The Company has elected the transition date, January 1, 2010, as the date to apply the transitional provisions set out in IAS 23 Borrowing Costs (“IAS 23”).  The Company will capitalize borrowing costs in accordance with IAS 23 for qualifying assets which commenced construction after January 1, 2010.

Arrangements containing a lease

The Company has elected to apply transitional provisions under IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”).  The Company made an assessment of the leases for US GAAP purposes under ASC 840 (EITF 01-8) as at the date of applicability, May 28, 2003.  Accordingly the Company has not reassessed arrangements containing leases as of January 1, 2010.

Decommissioning liabilities

IFRS 1 provides an exemption for decommissioning liabilities whereby, if elected, the Company would not be required to comply with the requirements in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in liabilities that occurred before the date of transition to IFRS.  The Company has elected to use this exemption, and will account for changes in decommissioning liabilities prospectively from January 1, 2010.

Share-based payment transactions

IFRS 1 permits first-time adopters to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.  The Company has elected to take this exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Mandatory Exceptions to Retrospective Application

Estimates

In accordance with IFRS 1, an entity’s estimates at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were made in error.  Hindsight was not used to create or revise estimates and accordingly the estimates made by the Company under US GAAP are consistent with their application under IFRS.

c)	Reconciliation from US GAAP to IFRS

A reconciliation of the impact of the transition from US GAAP to IFRS on the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables:

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)
Reconciliation of assets, liabilities and shareholders’ equity as at January 1, 2010:

		Effect of
	Notes	US GAAP	IFRS transition	IFRS
ASSETS
CURRENT
Restricted cash		$6,731	$-	$6,731
Accounts receivable and other		1,690	-	1,690
Prepaids		394	-	394
Derivative instruments		1,961	-	1,961
Inventories	a	8,189	613	8,802
Total current assets		18,965	613	19,578

Derivative instruments		4,844	-	4,844
Long-term investments		1,036	-	1,036
Property, plant and equipment	a, b	116,171	31,792	147,963
Investment in equity accounted joint venture		3,440	-	3,440
Restricted certificates of deposit		14,805	-	14,805
TOTAL ASSETS		$159,261	$32,405	$191,666
LIABILITIES
CURRENT
Bank indebtedness		$328	$-	$328
Accounts payable		6,789	-	6,789
Accrued liabilities		2,129	-	2,129
Derivative instruments		12,571	-	12,571
Current portion of long-term debt		34,860	-	34,860
Total current liabilities		56,677	-	56,677

Accrued long-term liabilities	f	483	869	1,352
Derivative instruments		31,654	-	31,654
Long-term debt		48,909	-	48,909
Equity-linked financial instruments	e	27,318	(24,409)	2,909
Accrued site closure costs		5,345	-	5,345
Deferred tax liability	f	1,304	(1,304)	-
TOTAL LIABILITIES		171,690	(24,844)	146,846

SHAREHOLDERS’ (DEFICIENCY) EQUITY
Common stock		202,769	-	202,769
Additional paid-in capital		45,555	-	45,555
Warrants	e	-	11,579	11,579
Accumulated deficit	a,b,e, f	(260,753)	45,670	(215,083)
Total shareholders’ (deficiency) equity		(12,429)	57,249	44,820
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$159,261	$32,405	$191,666

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of assets, liabilities and shareholders’ equity as at March 31, 2010:

		Effect of
	Notes	US GAAP	IFRS transition	IFRS

ASSETS
CURRENT
Cash		$1,931	$-	$1,931
Restricted cash		17,695	-	17,695
Accounts receivable and other		1,107	-	1,107
Prepaids		1,578	-	1,578
Derivative instruments		8,167	-	8,167
Inventories	a	8,718	359	9,077
Total current assets		39,196	359	39,555
Long-term investments		4,476	-	4,476
Property, plant and equipment	a,b,f	113,561	31,848	145,409
Restricted certificates of deposit		15,318	-	15,318
TOTAL ASSETS		$172,551	$32,207	$204,758
LIABILITIES
CURRENT
Accounts payable		$5,395	$-	$5,395
Accrued liabilities		2,245	-	2,245
Derivative instruments		12,757	-	12,757
Current portion of long-term debt		41,305	-	41,305
Total current liabilities		61,702	-	61,702
Accrued long-term liabilities		353	-	353
Derivative instruments		30,849	-	30,849
Long-term debt		34,094	-	34,094
Equity-linked financial instruments	e	17,305	(16,376)	929
Accrued site closure costs		5,710	-	5,710
Deferred tax liability	f	450	(450)	-
TOTAL LIABILITIES		150,463	(16,826)	133,637

SHAREHOLDERS' EQUITY
Common stock		230,450	-	230,450
Additional paid-in capital		45,942	-	45,942
Warrants	e	-	11,579	11,579
Accumulated deficit	a,b,e,f	(254,304)	37,454	(216,850)
Total shareholders' equity		22,088	49,033	71,121
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$172,551	$32,207	$204,758

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of assets, liabilities and shareholders’ equity as at December 31, 2010:

		Effect of
	Notes	US GAAP	IFRS transition	IFRS
ASSETS
CURRENT
Cash		$6,425	$-	$6,425
Restricted cash		16,379	-	16,379
Accounts receivable and other		3,379	-	3,379
Prepaids		828	-	828
Inventories	a	9,927	(164)	9,763
Investments		3,440	-	3,440
Total current assets		40,378	(164)	40,214
Inventories, long-term	a	3,552	(214)	3,338
Long-term investments		1,036	-	1,036
Property, plant and equipment	a,b,c,d,f	198,423	42,989	241,412
Restricted certificates of deposit		18,028	-	18,028
TOTAL ASSETS		$261,417	$42,611	$304,028
LIABILITIES
CURRENT
Accounts payable		$15,752	$-	$15,752
Accrued liabilities		5,334	-	5,334
Deferred revenue		6,180	-	6,180
Current portion of long-term debt		29,525	-	29,525
Total current liabilities		56,791	-	56,791
Accrued long-term liabilities	f	1,991	1,910	3,901
Deferred revenue		50,120	-	50,120
Long-term debt		15,879	-	15,879
Equity-linked financial instruments	e	47,985	(30,482)	17,503
Accrued site closure costs		5,307	-	5,307
Deferred tax liability	f	12,756	(2,436)	10,320
TOTAL LIABILITIES		190,829	(31,008)	159,821

SHAREHOLDERS' EQUITY
Common stock		349,725	-	349,725
Additional paid-in capital		49,115	-	49,115
Warrants	e	-	13,733	13,733
Accumulated deficit	a,b,c,d,e,f	(328,252)	59,886	(268,366)
Total shareholders' equity		70,588	73,619	144,207
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$261,417	$42,611	$304,028

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of income (loss) and comprehensive income (loss):

		Three months ended March 31, 2010
			Effect of
	Notes	US GAAP	IFRS transition	IFRS

Revenue from the sale of gold		$17,626	$-	$17,626
Operating expenses
Direct operating costs	a	9,984	613	10,597
Depreciation and amortization	a,b,f	3,461	(249)	3,212
General and administrative expenses		1,949	-	1,949
Exploration and business development	a	271	(181)	90
		15,665	183	15,848
Income from operations		1,961	(183)	1,778
Other income (expenses)
Interest income		54	-	54
Finance expense		(3,517)	-	(3,517)
Loss on modification of debentures		(513)	-	(513)
Business acquisition costs		(577)	-	(577)
Fair value change on equity-linked financial instruments	e	10,013	(8,033)	1,980
Loss on derivative instruments		(1,362)	-	(1,362)
Foreign exchange gain and other		222	-	222
		4,320	(8,033)	(3,713)
Income (loss) before income taxes and equity loss in joint venture		6,281	-	(1,935)
Income taxes		869	-	869
Equity loss in joint venture		(701)	-	(701)
Net income (loss) and comprehensive income (loss) for the period		$6,449	$(8,216)	$(1,767)

Earnings (loss) per share
Basic		$0.09		$(0.03)
Diluted		$0.08		$(0.03)

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of net loss and comprehensive loss:

		Year ended December 31, 2010
			Effect of
	Notes	US GAAP	IFRS transition	IFRS

Revenue from the sale of gold		$85,935	$-	$85,935
Operating expenses
Direct operating costs	a,d	41,265	(4,628)	36,637
Depreciation and amortization	a,b,f	13,672	923	14,595
General and administrative expenses		12,647	-	12,647
Impairment of exploration property		2,414	-	2,414
Exploration and business development	a	7,503	(6,735)	768
		77,501	(10,440)	67,061
Income from operations		8,434	10,440	18,874
Other income (expenses)
Interest income		283	-	283
Finance expense	c	(12,116)	(234)	(12,350)
Loss on modification of debentures		(513)	-	(513)
Business acquisition costs		(3,338)	-	(3,338)
Fair value change on equity-linked financial instruments	e	(8,495)	3,919	(4,576)
Loss on derivative instruments		(51,811)	-	(51,811)
Foreign exchange gain and other		(774)	-	(774)
		(76,764)	3,685	(73,079)
Loss before income taxes and equity loss in joint venture		(68,330)	-	(54,205)
Income taxes	f	1,532	91	1,623
Equity loss in joint venture		(701)	-	(701)
Net loss and comprehensive loss for the year		$(67,499)	$14,216	$(53,283)

Loss per share
Basic		$(0.58)		$(0.46)
Diluted		$(0.58)		$(0.46)

Reconciliation of consolidated statement of cash flows

The transition to IFRS did not have a significant impact on the Company’s consolidated statement of cash flows for the quarter ended March 31, 2010. The transition adjustments recognized in the the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) have resulted in reclassifications of various amounts on the Statement of Cash Flows. However, there were no significant changes to the total operating, financing or investing cash flows. Therefore a reconciliation has not been prepared.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The IFRS transition adjustments that impacted the Company’s financial statements at January 1, 2010, December 31, 2010 and March 31, 2010 are as follows:

a) Capitalization of Exploration and Evaluation Costs

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred, with capitalization only allowed subsequent to the establishment of commercial feasibility of the mineral deposits. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs, once the legal right to explore has been established.  This accounting policy choice has been applied retrospectively.

The following adjustments have been made as a result of this change in accounting policy: increase to retained earnings of $32.4 million as at January 1, 2010, $32.6 million as of March 31, 2010 and $39.3 million as at December 31, 2010. Inventory increased by $0.6 million at January 1, 2010, $0.4 million as at March 31, 2010 and decreased by $0.4 million at December 31, 2010. Direct operating costs increased by $0.6 million for the periods ended March 31, 2010 and December 31, 2010. Depreciation expense decreased by $0.4 million for the period ending March 31, 2010 and increased by $0.4 million for the period ending December 31, 2010. Exploration and evaluation expenditures for the periods ended March 31, 2010 and December 31, 2010 were reduced by $0.2 million and $6.7 million, respectively.

b) Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to the useful life of the component. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to retained earnings at January 1, 2010, was $0.2 million.  The adjustments to property, plant & equipment and depreciation expense for the periods ended March 31, 2010 and December 31, 2010 were $0.1 million and $0.6 million, respectively.

c) Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain costs associated with financing qualifying assets. However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest on the Black Fox underground mine was determined by applying the capitalization rate to the average amount of accumulated expenditures on the asset during 2010. Under IFRS, the funds raised through the flow-through share issuance are deemed to be specific to the construction of the Underground Mine. IFRS does not address capitalization of interest associated with equity financing.  Accordingly, under IFRS, a capitalization rate is applied only to the portion of expenditure not covered by the flow-through share issuance.

BRIGUS GOLD CORP.
Notes to Condensed Consolidated Interim Financial Statements
March 31, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has elected to take the IFRS 1 exemption and apply IAS 23 from January 1, 2010. Accordingly, there are no adjustments to opening retained earnings, and an adjustment of $0.2 million for December 31, 2010 to reverse interest capitalized under US GAAP.

d) Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods.  The adjustments required at January 1, 2010 and December 31, 2010 are $nil and $5.2 million respectively.

e) Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were therefore accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received fall within the scope of IFRS 2, rather than IAS 32 Financial Instruments: Presentation.  Warrants issued within the scope of IAS 32 will continue to be accounted for as derivative liabilities. Warrants issued for services which fall within the scope of IFRS 2, known as compensation warrants, are accounted for differently under IFRS. IFRS 2 requires that compensation warrants are initially recorded at fair value based on the fair value of the goods or services received.  IFRS also requires that equity settled transactions are classified on the Statement of Financial Position within equity.

The adjustments required for compensation warrants at January 1, 2010, March 31, 2010 and December 31, 2010 are a reduction in the liability by $12.8 million, an increase in the liability by $8.0 million and a reduction in the liability of $4.0 million, respectively. The balance of the compensation warrants was also reclassified from equity-linked financial instruments to equity at January 1, 2010 and December 31, 2010 in the amount of $11.6 million and $2.2 million, respectively.

f) Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. On adoption of IFRS, the deferred tax liability related to the acquisition of the Black Fox Mill was reversed resulting in an adjustment of $0.4 million as at January 1, 2010. There was also a reclassification of the deferred tax liability balance to accrued long-term liabilities at January 1, 2010 and December 31, 2010 of $1.3 million and $0.4 million, respectively, related to the flow-through share premium which has been issued but not yet renounced.